UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On August 19, 2021, NuCana plc (the “Company”) issued a press release announcing its second quarter 2021 financial results. The Company’s unaudited condensed consolidated financial statements as of June 30, 2021 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Risk Factors are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated by reference herein. The press release is attached as Exhibit 99.4 hereto and is incorporated by reference herein.

In addition, on August 19, 2021, the Company entered into an Open Market Sale AgreementSM with Jefferies LLC (“Jefferies”) to sell its American Depositary Shares (the “ADSs”) having an aggregate offering price of up to $100.0 million from time to time through an “at-the-market” equity offering program under which Jefferies will act as the Company’s agent (the “New Sale Agreement”). A copy of the New Sale Agreement will be filed as Exhibit 1.2 to the Company’s Registration Statement on Form F-3 to be filed with the Securities and Exchange Commission (the “SEC”). In connection with entering into the New Sale Agreement, the Company terminated the Sales Agreement, dated October 1, 2018 (the “Prior Sale Agreement”), by and between the Company and Cowen and Company, LLC (“Cowen”). The termination of the Prior Sale Agreement was effective on August 19, 2021. As previously reported, pursuant to the terms of the Prior Sale Agreement and the related prospectus supplement, and accompanying prospectus, filed with the SEC on December 21, 2018, the Company could offer and sell its ADSs having an aggregate offering price of up to $100 million from time to time through Cowen. The Company is not subject to any termination penalties related to the termination of the Prior Sale Agreement. The Company issued and sold 774,511 of its ADSs, representing 774,511 ordinary shares, for gross proceeds of approximately $4.7 million (£3.7 million) pursuant to the Prior Sale Agreement through the termination date of such agreement. The Company will not make any further sales of its ADSs under the Prior Sale Agreement and the related prospectus supplement and accompanying prospectus.

The information in the attached Exhibits 99.1, 99.2 and 99.3 shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Number 333-227624) and Form S-8 (File Number 333-223476 and File Number 333-248135), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.4 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2021 and for the Three and Six Months Ended June 30, 2021 and 2020

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2021 and 2020

99.3	Risk Factors

99.4	Press Release dated August 19, 2021

101	The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months ended June 30, 2021 and 2020, (ii) Unaudited Condensed Consolidated Statements of Comprehensive Loss for the Three and Six Months ended June 30, 2021 and 2020, (iii) Unaudited Condensed Consolidated Statements of Financial Position as at June 30, 2021 and December 31, 2020, (iv) Unaudited Condensed Consolidated Statements of Changes in Equity for the Six Months ended June 30, 2021 and 2020, (v) Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2021 and 2020 and (vi) Notes to the Unaudited Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: August 19, 2021